Exhibit 1

[GNL LISTED NYSE LOGO]



          GALEY & LORD ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER



GREENSBORO, NC, JANUARY 5, 2001/PRNewswire - Galey & Lord, Inc. (NYSE: GNL) today announced that Michael R. Harmon, Executive Vice President and Chief Financial Officer, is resigning from the Company effective January 31, 2001. Mr. Harmon has served as Chief Financial Officer since 1991 and was Vice President of Finance from the Company's inception in 1988 to 1991. Mr. Harmon will serve as a consultant to the Company commencing February 1, 2001.

Arthur C. Wiener, Chairman and Chief Executive Officer, stated that "we have the highest regard for Mr. Harmon and it is with great regret that we accept his resignation. During his career, he has made many valuable contributions to the Company. I am pleased that Mr. Harmon has agreed to serve in a consulting capacity in order to ensure a smooth transition of his responsibilities and continuity of the company's financial activities. We thank him for his efforts and wish him well in his future endeavors."

Mr. Harmon stated that "he is leaving the Company to pursue other opportunities". He added, "I have tremendous respect for Galey & Lord's management and look forward to their continued success".

Galey & Lord is a leading global manufacturer of textiles for sportswear, including cotton casuals, denim and corduroy, as well as a major international manufacturer of workwear fabrics. In order to offer sportswear customers a complete package of fabrics and garments from one source, the Company provides garment manufacturing from its owned and operated garment facilities. The Company also is a manufacturer of dyed and printed fabrics for use in home fashions.